ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2019	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Master Funds (the “Master Trust”) (Registration No. 811- 09599) Amendment Number 24 to the Trust’s Registration Statement on Form N-1A Filed on April 25, 2018 (the “Master Trust Registration Statement”); State Street Navigator Securities Lending Trust (the “Navigator Trust,” and together with the Master Trust, the “Trusts”) (Registration No. 811-07567) Post Effective Amendment Number 37 to the Trust’s Registration Statement (the “Navigator Trust Registration Statement,” and together with the Master Trust Registration Statement the “Registration Statements”) on Form N-1A Filed on April 25, 2018, Pursuant to Rule 8b-11 under the Investment Company Act of 1940, as Amended (the “1940 Act”)

Ladies and Gentlemen:

This letter provides the Trusts’ response to comments on the above-referenced amendment to the Master Trust Registration Statement, relating to the State Street International Developed Equity Index Portfolio (the “International Developed Equity Index Portfolio”), State Street Equity 500 Index Portfolio (the “Equity 500 Index Portfolio”), State Street Money Market Portfolio (the “Money Market Portfolio”), State Street U.S. Government Money Market Portfolio (the “Government Portfolio”), State Street Treasury Money Market Portfolio (the “Treasury Portfolio”) and State Street Treasury Plus Money Market Portfolio (the “Treasury Plus Portfolio”), each a series of the Master Trust; and response to comments on the above-referenced amendment to the Navigator Trust Registration Statement, relating to the State Street Navigator Securities Lending Portfolio I (the “Navigator Portfolio I”) and State Street Navigator Securities Lending Government Money Market Portfolio (the “Navigator Government Portfolio”), each a series of the Navigator Trust (collectively, the “Portfolios,” and in context each, a “Portfolio”), that Mr. Keith Gregory of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statements.

General Comments

1.	We remind you that the Trusts and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Portfolios acknowledge the comment.

2.	Please complete or update all information that is currently in brackets or missing from the Registration Statement.

Response: The Portfolios confirm that all outstanding information will be filed with the SEC.

3.	Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere in the Registration Statements.

Response: The Portfolios acknowledge the comment.

Master Trust: Equity 500 Index Portfolio, International Developed Equity Index Portfolio

Part A Comments

4.

Please provide the disclosure required by Item 5(b) of Form N-1A for the Equity 500 Index Portfolio. The Staff notes that the disclosure required by Item 5(b) is provided in the Part B but should be disclosed in Item 5.

Response: The Portfolio intends to add the following disclosure under Item 5 (the Portfolio intends to make this and any other disclosure changes referenced in this letter in the next annual update to its registration statement, which will be filed no later than April 30, 2019):

“The professionals primarily responsible for the day-to-day management of the Portfolio are Michael Feehily, Karl Schneider and Amy Scofield. They have served as portfolio managers of the Portfolio since 2014, 2002, and 2012, respectively.

Michael Feehily, CFA, is a Senior Managing Director of the Adviser and the Head of Global Equity Beta Solutions in the Americas. He worked at the Adviser from 1997 to 2006 and rejoined in 2010.

Karl Schneider, CAIA, is a Managing Director of the Adviser and Deputy Head of Global Equity Beta Solutions in the Americas. He joined the Adviser in 1997.

Amy Scofield is a Principal of the Adviser and a Portfolio Manager in the Global Equity Beta Solutions Group. She joined the Adviser in 2010.”

5.

When discussing use of derivatives for satisfying a Portfolio’s 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test, and therefore should be based on marked to market value, not an exposure-based test.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), a Portfolio may account for a derivative position by reference to its market value or notional value. A Portfolio may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Portfolio’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

6.

Please revise the fourth sentence under the heading “Principal Risks of Investing in the Equity 500 Portfolio” that states “General risks associated with the Portfolio’s investment policies and investment strategies are discussed below” to state that the Portfolio is “subject to the following principal risks.”

Response: The requested change will be made.

7.

“Convertible Securities Risk” is disclosed as a principal risk for the Equity 500 Index Portfolio. However, it would not seem that convertible securities would be included in the index or qualify as an appropriate substitute when attempting to replicate the returns of an index by using sampling. Please explain the basis for including this as a principal risk of the Portfolio; alternatively, please delete this risk factor.

Response: The Portfolio intends to delete “Convertible Securities Risk” from the “Principal Risks of Investing in the Equity 500 Portfolio” section of the Part A.

8.

Please disclose only those derivatives that a Portfolio will actually use as part of its principal investment strategy, the specific purposes for which those derivatives will be used and the risk factors associated with the use of those derivatives. For additional guidance, see the Letter from Barry D. Miller to the Investment Company Institute, dated (July 30, 2010) and revise the disclosure as appropriate.

Response: The Portfolios acknowledge that they are familiar with the letter and that they have reviewed their disclosure regarding derivatives and believe that they are appropriate in light of the manner in which the Portfolios are managed.

9.

We note that “Money Market Risk” is disclosed as a principal risk for the Equity 500 Index Portfolio, but there is no corresponding mention of investments in money market funds in the Portfolio’s Principal Investment Strategies. In addition, we note that the Fund’s Principal Investment Strategies state that the “Portfolio may… invest in shares of mutual funds (including those advised by the Adviser) whose investment objectives and policies are similar to those of the Portfolio.” Please explain the basis for including this as a principal risk of the Portfolio; alternatively, please delete this risk factor.

Response: The Portfolio intends to add disclosure under “Principal Investment Strategies” to clarify that the Portfolio may invest in money market funds as follows:

“The Portfolio may invest in equity securities that are not included in the Index (including common stock, preferred stock, depositary receipts and shares of other investment companies), cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).”

10.

Please disclose in the “Principal Investment Strategies” section of the Prospectus the types of pooled investment vehicles in which the Portfolio may invest. Investments in other pools are discussed in the section entitled “Principal Risks of Investing in the Equity 500 Portfolio – Risk of Investment in Other Pools.”

Response: The Portfolio believes that the current disclosure is appropriate. The Portfolio’s “Principal Investment Strategies” section states that the Portfolio “may… invest in shares of mutual funds (including those advised by the Adviser) whose investment objectives and policies are similar to those of the Portfolio.”

11.

We note that “Index Futures Contracts and Related Options” are currently disclosed under “Other Investment Considerations and Risks” of the Part A for Equity 500 Portfolio. Please move these disclosures to be under the heading “Principal Investment Strategies,” as these appear to be related to the principal investment strategies of the Portfolio.

Response: The requested change will be made.

12.

We note that “Portfolio Turnover Risk” is disclosed under “Other Investment Considerations and Risks.” Please explain the basis for including this disclosure, given that the Portfolio seeks to track the performance of an index by replication or sampling. Alternatively, if the Portfolio reasonable expects to be subject to high portfolio turnover such that it would incur fees and costs that affect the Portfolio’s performance, please consider including a disclosure that the Fund will engage in active and frequent trading under “Principal Investment Strategies.”

Response: The Portfolio intends to delete “Portfolio Turnover Risk” from the “Other Investment Considerations and Risks” section of the Part A.

13.

We note that the third sentence of the “Securities Lending Risk” states that the Portfolio “will receive cash or other obligations as collateral.” Please revise this statement to indicate that the Portfolio will only receive permissible collateral (which includes U.S. Government securities and irrevocable bank standby letters of credit that are not issued by the Portfolio’s bank lending agent).

Response: The Portfolio intends to revise its disclosure in response to this comment.

14.

We note that the seventh sentence of the first paragraph under the heading “Redeeming Beneficial Interests” states, “The right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on the NYSE is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists as a result of which disposal by a Portfolio of securities owned by it is not reasonably practicable or it is not reasonably practicable for a Portfolio fairly to determine the value of its net assets.” Please add disclosure to clarify that payment of redemption proceeds may be suspended or postponed beyond 7 days for the reasons explained in this sentence.

Response: The Portfolios intend to add disclosure to clarify that a Portfolio may suspend or postpone payment of redemption proceeds beyond 7 days under such circumstances as follows:

The right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed beyond seven days during any period in which the NYSE is closed (other than weekends or holidays) or trading on the NYSE is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists as a result of which disposal by a Portfolio of securities owned by it is not reasonably practicable or it is not reasonably practicable for a Portfolio fairly to determine the value of its net assets.

15.

The second paragraph under the heading “Redeeming Beneficial Interests states, “A Portfolio may pay all or a portion of your redemption proceeds by giving you securities.” Please add additional disclosure specifying whether such in-kind redemptions would be issued as pro rata slices, individual securities, or representative securities baskets.

Response: The Portfolios do not intend to make any changes in response to this comment. Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” [emphasis added]. The Portfolio believes the disclosure that is contained under “Redeeming Beneficial Interests” appropriately communicates to investors information about the Portfolio’s ability to redeem in-kind and complies with the requirements of Item 11(c)(8).

Money Market Portfolio, Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio

Part A Comments

16.

The Money Market Portfolio’s Principal Investment Strategies” states, “A substantial portion of the Portfolio may be invested in securities that are issued or traded pursuant to exemptions from registration under the federal securities laws.” Please explain supplementally how investing a substantial portion of the Portfolio’s assets in securities exempt from registration is consistent with the requirement under Rule 2a-7 that the Portfolio limit its investments in illiquid securities to 5% of its net assets.

Response: The Portfolio notes, for example, that the securities laws contain broad registration exemptions for commercial paper.

17.

We note that “Liquidity Risk” is disclosed under “Principal Risks of Investing in the Portfolios” for each of Money Market Portfolio, Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio. Please explain the basis for including the Liquidity Risk as a principal risk of investing in the Treasury Portfolio, Government Portfolio, and the Treasury Plus Portfolio, given the high levels of liquidity in the market for U.S. Treasury securities. Alternatively, please add disclosure clarifying that this risk is only applicable to the Money Market Portfolio.

Response: The Portfolios intend to add disclosure to clarify that “Liquidity Risk” is only applicable to the Money Market Portfolio.

18.

The second sentence of “Principal Risks of Investing In The Portfolios – Money Market Fund Regulatory Risk” states: “The revised regulations impose new liquidity requirements on money market funds, permit (and in some cases require) money market funds to impose ‘liquidity fees’ on redemptions, and permit money market funds to impose ‘gates’ restricting redemptions from the funds.” Please delete or revise this disclosure with respect to the Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio, as these are Government money market funds as defined under Rule 2a-7 under the 1940 Act, and are not required to impose liquidity fees or gates (and therefore, are not required to disclose the fact that they do not impose such liquidity fees or gates).

Response: The Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio intend to revise their disclosure in response to this comment.

19.

Please add additional disclosure under the heading “Investor Information” of the Part A for the Money Market Portfolio to specify the time when orders must be submitted in order to receive the applicable NAV per share.

Response: The Portfolios intend to add disclosure to clarify the time when orders must be submitted in order to receive the applicable NAV per share as follows:

The Floating NAV Portfolio determines its NAV per share three times each business day at 8:00 a.m., 12:00 p.m. and 3:00 p.m. ET ~~except for days when the NYSE’s regular closing is prior to 3:00 p.m. ET, in which event the Portfolio will determine its final NAV for the day at the earlier closing time~~. The price for Portfolio beneficial interests is the NAV next calculated after the purchase order is accepted by a Portfolio. Orders accepted before 12:00pm will receive the 12:00 p.m. NAV, orders accepted before 3:00pm will receive the 3:00 p.m. NAV, and orders accepted after 3:00 p.m. will receive 8:00am NAV calculated on the following business day.

20.

We note that the second paragraph under the heading “Redeeming Beneficial Interests” states, “For the Money Market Portfolio, if a redemption order is placed after 3:00 p.m. ET (unless the Portfolio closes earlier) the redemption proceeds for the interests will be sent next business day,” while the first paragraph states “Each Portfolio will typically pay the proceeds of the redemption on the second Portfolio business day after the redemption request (“T+2”) but in any event no more than seven days after the redemption request. Please revise these disclosures to clarify whether redemption proceeds will be paid on the next business day or on the second business day (“T+2”).

Response: The Portfolios confirm that redemption proceeds will be paid on the next business day and will revise the disclosure to remove references to the second business day (“T+2”).

21.

Please disclose any specific tax consequences to shareholders of investing in a Money Market Portfolio with respect to buying, holding, exchanging and selling shares of a floating NAV money market fund.

Response: The Portfolio does not intend to make the requested change, as the Portfolio believes the current disclosure adequately discusses the relevant tax considerations for Portfolio shareholders. The Portfolios are intended for investment only by “accredited investors” within the meaning of Regulation D under the 1933 Act. Further, the Portfolio’s only current investors are other registered investment companies, which are generally not subject to federal income tax provided they meet certain requirements. The registration statements for these registered investment companies investing in the Portfolio include such disclosure on the tax consequences of investing in a floating NAV money market fund as would be relevant to taxable investors.

Equity 500 Index Portfolio, International Developed Equity Index Portfolio Money Market Portfolio, Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio

Part B Comments

22.

As a Portfolio may write credit default swaps, please confirm supplementally or add disclosure confirming that, for purposes of Section 18 of the 1940 Act, a Portfolio determines its segregation obligations based on the notional value of the credit default swaps.

Response: The Portfolio does not intend to make any changes in response to this comment. The amount of assets a Portfolio may segregate or “earmark” with respect to an investment activity will depend on many factors, such as the nature and purpose of the activity and the other investment exposures of a Portfolio’s portfolio. The amounts that are earmarked or otherwise segregated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract.

23.

With respect to Fundamental Investment Restriction 6, please note that the Staff has taken the position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Portfolios will consider the concentration of its underlying investment companies when determining a Portfolio’s compliance with its concentration policies.

Response: The Portfolio does not intend to make the requested change. The Portfolio is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

24.

Fundamental Investment Restriction 6 for the Equity 500 Index Portfolio and International Developed Equity Index Portfolio states “The Portfolio may concentrate its investments in securities of issuers in the same industry as may be necessary to approximate the composition of the Portfolio’s underlying Index.” Please add narrative disclosure in the Non-Fundamental Investment Restrictions section stating that the Portfolios “will” so concentrate, instead of “may.”

Response: The Portfolio does not intend to make the requested change. The Portfolio believes that the current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Staff guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Therefore the Portfolio does not intend to make the requested change at this time.

25.	With respect to Fundamental Investment Restriction 6 for Money Market Portfolio, Government Portfolio, Treasury Portfolio and Treasury Plus Portfolio:

a.

Please supplementally provide the legal basis for the position that “bankers’ acceptances,” “similar instruments,” and such instruments issued by US and foreign banks described in items (ii) through (iv) are subject to exclusion from the Portfolios’ concentration restrictions.

Response: The Portfolios consider Fundamental Investment Restriction 6 to be consistent with the position of the Staff as expressed in Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12, 1983). Guide 19 states that a money market fund may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments.

b.

The following sentence appears below Fundamental Investment Restriction 6: “With respect to investment policy on concentration (#6 above), a Portfolio may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.” We note the phrase “when in the opinion of adviser.” Please delete that disclosure, as a concentration policy must be definitive. Either the Portfolio will concentrate or it may not. Discretion cannot be reserved to concentrate. Such discretion may not be overly broad. (See Statements of Investment Policies on Money Market Funds Related to Industry Concentration, ICA-9011 10/30/1975).

Response: As explained in the Portfolio’s response to comment 25(a) above, the Portfolios are relying on Staff guidance contained in Guide 19 (which is substantially similar to the Staff position set forth in Release 9011) in order to reserve freedom of action to concentrate in government securities and certain bank instruments. The Staff’s position in Guide 19 requires that a fund relying on this guidance include “additional disclosure in its Statement of Additional Information concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” The language quoted in Fundamental Investment Restriction 6 is intended to be responsive to this.

26.

The final paragraph under Fundamental Investment Restrictions states, “For purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” Please revise the phrase “backed only by” to “backed principally by.”

Response: The Portfolio believes that the referenced restriction is consistent with Investment Company Act Release No. 9785 (“Release 9785”). Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the 1940 Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” Therefore, the Portfolio does not intend to make any changes in response to this comment.

27.	Please confirm that the first paragraph under the heading “Non-Fundamental Investment Restrictions” is intended to cover all illiquid securities that would be subject to the 15% limitation.

Response: The Portfolios currently intend to evaluate the relevant disclosure in connection with their annual update.

28.	Please add narrative disclosure discussing the Money Market Portfolios’ 5% investment limitation on illiquid securities.

Response: The Portfolios believe that this disclosure is included under the heading “Additional Investments and Risks – Illiquid Securities” in the Part B.

29.	With respect to Fundamental Investment Restrictions 1 and 2, please disclose the specific 1940 Act requirements that are referenced.

Response: The Portfolio does not intend to make any changes in response to this comment. The Registration Statement may be read by investors, and the Trust believes that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

30.	Please disclose whether the Portfolios have adopted a code of ethics pursuant to Rule 17j-1. If appropriate, please disclose whether the principal underwriter has adopted a code of ethics (see 17(e)).

Response: The Portfolios intend to revise the disclosure as follows:

The Trust and the Adviser have each adopted a code of ethics (together, the “Codes of Ethics”) pursuant to Rule 17j-1 under the 1940 Act as required by applicable law, which is designed to prevent affiliated persons of the Trust and the Adviser from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Portfolios (which may also be held by persons subject to the Codes of Ethics).

The Portfolio has not engaged a distributor or principal underwriter to assist in the offering of its shares and has thus appropriately omitted the referenced disclosure.

Navigator Trust: Navigator Portfolio I, Navigator Government Portfolio

Part A Comments

31.

Please provide the disclosure required by Item 5(b) of Form N-1A for the Navigator Portfolio I. The Staff notes that the disclosure required by Item 5(b) is provided in the Part B but should be disclosed in Item 5.

Response: The Portfolio intends to add the following disclosure under Item 5 (the Portfolio intends to make this and any other disclosure changes referenced in this letter in the next annual update to its registration statement, which will be filed no later than April 30, 2019):

“The professionals primarily responsible for the day-to-day management of the Portfolio are Sean Lussier and Todd Bean. They have served as portfolio managers of the Portfolio since 2016 and 2018, respectively.

Sean Lussier is a Vice President of the Adviser and a Portfolio Manager in the Global Fixed Income, Cash and Currency Team. He joined the Adviser in 2004.

Todd Bean is a Vice President of SSGA and the Adviser and the Head of U.S. Traditional Cash Strategies in the Global Fixed Income, Cash and Currency Team. He joined the Adviser in 2004.

32.

Please revise the fourth sentence under the headings “Principal Risks of Investing in Portfolio I” and “Principal Risks of Investing in the Portfolio” that state “General risks associated with the Portfolio’s investment policies and investment strategies are discussed below” to state that the Portfolio is “subject to the following principal risks.”

Response: The requested change will be made.

33.

“Principal Risks of Investing in Portfolio I – Illiquid Securities Risk” and “Principal Risks of Investing in the Portfolio – Illiquid Securities Risk” state “The Portfolio will not invest more than 15% of its total assets in illiquid securities…’ Please revise this to state that the Portfolio will not invest more than 15% of its net assets in illiquid securities.

Response: The requested change will be made.

34.

The eighth paragraph under the heading “Redeeming Beneficial Interests states “The Portfolio may pay all or a portion of your redemption proceeds by giving you securities.” Please add additional disclosure specifying whether such in-kind redemptions would be issued as pro rata slices, individual securities, or representative securities baskets.

Response: The Portfolio does not intend to make any changes in response to this comment. Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” [emphasis added]. The Portfolio believes the disclosure that is contained under “Shareholder Information” appropriately communicates to investors information about the Portfolio’s ability to redeem in-kind and complies with the requirements of Item 11(c)(8).

35.

The second paragraph under the heading “Introduction” of the Navigator Government Portfolio states “Under such agreement, State Street is authorized to invest the cash collateral securing loans of securities of each Client Lending Fund in a variety of investments.” Please revise this sentence to clarify that cash collateral will be invested in highly liquid, short term investments when investing on behalf of the client lending funds.

Response: The Portfolio intends to revise its disclosure as follows:

Under such agreement, State Street is authorized to invest the cash collateral securing loans of securities of each Client Lending Fund in a variety of investments, as consistent with applicable law.

Part B Comments

36.	Please include a Non-Fundamental Investment Restriction stating that the Portfolios will limit their investments in illiquid securities to 15% of net assets.

Response: The Navigator Portfolio I discloses that its investments in illiquid securities are limited to 15% of assets under “Principal Investment Strategies” of the Part A, and the Navigator Government Portfolio discloses that its investments in illiquid securities are limited to 5% of assets under “Additional Investments and Risks – Illiquid Securities” of the Part B. In addition, the Navigator Portfolio I complies with Rule 22e-4, and the Navigator Government Portfolio compiles with Rule 2a-7. Therefore the portfolios do not intend to make the requested change.

37.	Please disclose whether the Portfolios have adopted a code of ethics pursuant to Rule 17j-1. If appropriate, please disclose whether the principal underwriter has adopted a code of ethics (see 17(e)).

Response: The Portfolios intend to revise this disclosure as follows:

The Trust and the Adviser have each adopted a code of ethics (together, the “Codes of Ethics”) pursuant to Rule 17j-1 as required by applicable law, which is designed to prevent affiliated persons of the Trust and the Adviser from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Funds (which may also be held by persons subject to the Codes of Ethics).

The Portfolio has not engaged a distributor or principal underwriter to assist in the offering of its shares and has thus appropriately omitted the referenced disclosure.

38.

With respect to Fundamental Investment Restriction 5, please supplementally provide the legal basis for the position that “bankers’ acceptances,” “similar instruments,” and such instruments issued by US and foreign banks described in items (ii) through (iv) are subject to exclusion from the concentration restriction.

Response: The Trust considers Fundamental Investment Restriction 5 to be consistent with the position of the Staff as expressed in Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12, 1983). Guide 19 states that a money market fund may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments. At the time Guide 19 was published, the SEC did not consider the term “money market fund” to refer only to mutual funds operated in compliance with Rule 2a-7; see Valuation of Debt Instruments and

Computation of Current Price Per Share by Certain Open-End Investment Companies (Money Market Funds), Investment Company Act Release No. 13380 (July 11, 1983) (the “Release 13380”) at n. 2, but rather to refer more generally to mutual funds investing in short-term money market instruments such as commercial paper, bank instruments, U.S. Treasury bills and other U.S. Government securities.

39.

The following sentence appears below Fundamental Investment Restriction 5: “The Portfolio may concentrate in such instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.” We note the phrase “when in the opinion of adviser.” Please delete that disclosure, as a concentration policy must be definitive. Either the portfolio will concentrate or it may not. Discretion cannot be reserved to concentrate. Such discretion may not be overly broad. (See Statements of Investment Policies on Money Market Funds Related to Industry Concentration, ICA-9011 10/30/1975).

Response: The Portfolio does not intend to make any changes in response to this comment. As explained in the Portfolio’s response to comment 11 above, the Trust is relying on Staff guidance contained in Guide 19 (which is substantially similar to the Staff position set forth in Release 9011) in order to reserve freedom of action to concentrate in government securities and certain bank instruments. The Staff’s position in Guide 19 requires that a fund relying on this guidance include “additional disclosure in its Statement of Additional Information concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” The language quoted in Fundamental Investment Restriction 5 is intended to be responsive to this requirement.

40.

With respect to Fundamental Investment Restriction 5, please note that the Staff has taken the position that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Portfolios will consider the concentration of its underlying investment companies when determining a Portfolio’s compliance with its concentration policies.

Response: The Portfolio does not intend to make the requested change. The Portfolio is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

41.	With respect to Fundamental Investment Restrictions 1 and 2, please disclose the specific 1940 Act requirements that are referenced.

Response: The Portfolio does not intend to make any changes in response to this comment. The Registration Statement may be read by investors, and the Trust believes that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

42.

With respect to the Navigator Government Portfolio, the final paragraph under “Fundamental Investment Restrictions” states, “The Portfolio shall not invest more than 50% of the value of its total assets in securities issued by foreign branches of foreign banks. This non-fundamental restriction may be changed by the Board without the approval of shareholders.” Please delete this sentence, as the fund is a government money market fund.

Response: The requested change will be made.

43.	Please add narrative disclosure discussing the Navigator Government Portfolio’s 5% investment limitation on illiquid securities.

Response: The Portfolio believes that this disclosure is included under the heading “Additional Investments and Risks – Illiquid Securities” in the Part B.

*        *        *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann